FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
AUG 3 0 2005
WASH, D.C. 198 SECTION

For August 29, 2005

DESWELL INDUSTRIES, INC.

(Translation of registrant's name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

DESWELL INDUSTRIES, INC.

Date: August 29, 2005



By: ______________________

Richard Lau
Chief Executive Officer



DESWELL INDUSTRIES, INC.

OSPEROUS
growth

2005

Financial Highlights

Net Sales



130 (millions $)
120
110
100
90
80
70
60
50
40
30
20
10
21.0
30.6
44.5
66.2
53.4
61.0
80.8
83.3
90.9
97.2
125.6
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05
Year ended March 31

Net Income



16 (millions $)
14
12
10
8
6
4
2
4.0
5.9
8.7
13.0
9.5
10.3
12.8
13.3
10.2
14.7
15.2
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05
Year ended March 31

Basic Net Income Per Share


1.2 ($)
1.0
0.8
0.6
0.4
0.2
0.53
0.63
0.84
1.15
0.77
0.84
1.06
1.06
0.79
1.08
1.04
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05
Year ended March 31

Total Assets


140 (millions $)
130
120
110
100
90
80
70
60
50
40
30
20
10
12.2
26.6
40.9
59.1
64.3
71.8
83.5
94.7
106.2
113.5
137.0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05
March 31

The company has firmly established itself as a successful global player with a proven track record of excellence. In the year under review, Deswell celebrated the tenth anniversary of its listing on the Nasdaq board.

Business Overview



After eighteen years of operations, Deswell Industries, Inc. ('Deswell') has firmly established itself as a successful global player with a proven track record of excellence. In the year under review, Deswell celebrated the tenth anniversary of its listing on the Nasdaq board. Since that high-profile listing, it has gone on to build up massive experience in the fields of injection-molded plastic parts and components, electronics products and subassemblies, and metallic molds and accessory parts. Today, it draws major long-term international customers for its products and assemblies from right around the world.








For an OEM and contract manufacturer such as Deswell, it is crucial to maintain advanced, efficient and strategically-sited production facilities in order to stay at the forefront of the industry. Deswell's self-contained facilities are situated in the Pearl River Delta region of south-eastern China, providing easy access to raw materials and to a variety of logistics options. Its original plastic injection molding production plant is located in Shekou, while its new state-of-the-art factory is nearing full completion in Houjie, Dongguan. From these locations, Deswell produces a variety of plastic parts and components using plastic injection technologies such as film injection, integrated injection and insert injection. These parts are used in a huge range of consumer and industrial products, including cases and key tops for personal organizers; cases for flashlights, telephones, paging machines, projectors and alarm clocks; grips and rods for fishing tackle; toner cartridges and cases for photocopy machines and printers; parts for electrical products such as air-conditioning units and ventilators; parts for audio equipment; double injection caps and baby products; laser key caps; and automobile components.



Deswell's electronics and metallics facility is located in Cheung On, also in Dongguan. Here the Company produces complex printed circuit board assemblies using surface mount ("SMT"), ball grip assembly ("BGA") and pin-through-hole ("PTH") interconnection technologies. Its range of finished products include telecommunication products such as special purpose telephones used as a private automated branch exchange ("IPBX"), a network terminal and an internet platform, IP switches, routers, and sophisticated professional audio equipment such as power amplifiers, digital mixers, and digital signal processors. The facility also manufactures metal products such as metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations and automatic teller machines.

Deswell's performance over the 2004-05 year has been a strong one. Its revenues rose by 29% for the year, and further strong growth is expected in the future, especially in the electronics and metallics segment.

Deswell's manufacturing operations between them employ a large and well-trained workforce, which in the year under review stood at around 5,100 staff members. The Company's products are produced on an OEM and contract basis and are shipped to customers at destinations throughout Asia, North America and Europe.

Deswell's performance over the fiscal 2005 has been a strong one. Sales from the Company's plastics division rose by a healthy 12.4% over the fiscal 2004. Following the introduction of cost-cutting measures and aggressive marketing for its electronics and metallics segment, this division posted remarkable growth over the year, with sales rising by 49.4%. Both these sets of results were achieved despite rising raw materials costs for both segments across the year, most of which had to be absorbed by the Company. Overall, Deswell's revenues rose by 29% for the year, and further strong growth is expected in the year to come, especially in the electronics and metallics segment.

Management confidence in this segment was reinforced in April 2005, when Deswell acquired a further 5% controlling interest in this division to add to the extra 20% it acquired in January 2003. Deswell now holds a 76% controlling interest in the holding company of its electronics and metallics division. The Company continues to maintain a sound financial position and avoid debt, and remains committed to redistributing profit to shareholders. It currently possesses cash reserves of $28.1 million (2004: $30.2 million), has no long or short-term debts, and has paid out dividends representing 61% of net earnings during the year.

Development of the new 690,000 square feet Dongguan plant is continuing, although Phases I and II of the complex have been operational over the past year and their output has contributed to a rise in Deswell's plastic injection molding capacity. Currently, construction of Phase III of the Dongguan complex is underway, with completion expected by the end of the 2005 calendar year. Once fully finished and operational, the plant will have raised Deswell's plastic injection molding production capacity by around 40%.

During the year, the Company continued to equip its plastic injection molding production plants with the latest advanced equipment and machinery. It completed around $2 million of investment in a fully-automated coating line in the new dust-free room at its plastic molding plant, substantially increasing the quality control and efficiency of its coating operation. It also spent around $5 million on the purchase of new and powerful milling machines and related equipment for creating large-scale molds, which it plans to use for manufacturing parts such as automobile dashboards and bumpers. Enabling the Company to produce molds of up to 50 tons instead of its current maximum of 10 tons, this machinery was installed between August 2004 and March 2005. These large-scale molds will be used by the Company's new Export Mold Division, which should begin generating revenue for the Company in the 2005/06 year.

Deswell's electronics and metallics subsidiaries have had a particularly good year, showing a significant rise in revenue and profitability and making a strong contribution to Deswell's bottom line. Electronics assembly in particular has shown a marked improvement following the Company's decision to increase its focus on higher margin customers and to implement a number of cost control measures. Significant savings were also achieved following the purchase of what was previously a leased production facility in Cheung On, Dongguan. Some $600,000 in annual rental costs has been saved as a result of this investment. The investment of around $650,000 in two new SMT machines in the last year increased production efficiency and boosted profitability. Both the Company's electronics and metallics operations have retained their solid customer bases, and new customers are continuing to be attracted on the back of improved facilities and steady demand from major markets such as the United States.

Over the past three and a half year, the Company has invested around $40 million in plant construction and infrastructure development to increase its plastics capacity. At the same time, it has actively implemented cost controls across its administrative and production operations, set up new initiatives within its business divisions, and aggressively promoted its electronics and metallics division. The results have already begun to bear fruit, with rising revenues across the year and a strong momentum being built up for future growth. With its advanced facilities, outstanding reputation and ongoing growth initiatives, Deswell is looking forward to consistent and ongoing performance in the coming year.

Deswell have made progress in all of our business sectors, expanding our customer base over the year and increasing our production capacity to match.

Message to Shareholders

Dear Shareholders,

On behalf of Deswell I am pleased to present a report characterized by business growth, prudent decision-making, and steady development. In the fiscal 2005, we saw some uncertainties arise from the fluctuating price of oil and other raw materials, but despite this the Company performed well. We have made progress in all of our business sectors, expanded our customer base and increasing our production capacity to match.

Our net sales reached $125.6 million for the year ended March 31, 2005, an increase of 29.2% over net sales of $97.2 million for the year ended March 31, 2004. Operating income increased by 8.5% to $17.8 million for the year, compared with $16.4 million for the previous year. Net income was $15.2 million, an increase of 3.1% over last year's figure of $14.7 million. Basic earnings per share and diluted earnings per share were $1.04 and $1.02 respectively (based on 14,656,000 and 14,933,000 weighted average shares outstanding), compared with $1.08 and $1.04 respectively (based on 13,664,000 and 14,160,000 weighted average shares outstanding) for the year ended March 31, 2004.

Our plastics division had a good year despite pressure from rising raw materials prices. Sales were up by 12.4% over the previous year, reflecting an enlarged customer base and improved efficiencies achieved by our new Dongguan plant. Construction of Phase III of the Dongguan plant has now begun and we have also been purchasing new machinery and equipment, so both our capacity and our product range are expanding to meet demand. We are also very confident about our new Export Mold Division, which will supply large-scale molds for plastic injection directly to customers. Acquisition of machinery and equipment is almost complete for this venture, and we expect revenue will begin to be generated later this year.

Our electronics and metallics segments have had a remarkable year, producing convincing performance that has seen their combined growth in sales climb by just under 50% over last year. In particular, we have successfully tapped into a growing market for high-quality audio equipment and demonstrated our full range of capabilities in this field.

Recognizing the powerful business potential of these two segments, in April 2005, we invested further in Integrated International Limited, the holding company of our electronics and metallic divisions. The extra 5% interest we acquired has raised the Company's overall interest in Integrated International Limited to 76%, and has positioned us to exercise a high level of control over the strategic growth of our electronics and metallics segments.

The Company continues to prosper financially, maintaining cash and cash equivalents of $28.1 million. This figure represents a small drop from last year's total of $30.2 million, because we used cash reserves over the year to finance both construction of and acquisition of machinery for our plastic injection molding plant in Dongguan. As has been our policy for several years, we continue to fund expansion and development internally wherever possible, and maintain no current long or short-term debt.

Another year of strong financial performance has again allowed our board of directors to approve cash dividend payments. This is now the eighth consecutive year in which Deswell has paid out dividends to shareholders. The dividend payment of $0.66 per share represents a 3.1% increase from the $0.64 per share paid last year.

On the basis of our performance over recent years, I place great confidence in Deswell's future. Despite the impact of high oil prices on raw materials, I believe the Company's plastics operations should continue to achieve stable revenues over the coming year, while our electronics and metallics division are on track for another year of significant growth.

Once again I would like to thank customers and shareholders alike for the support they have offered Deswell over the past year. We are wholly committed to repaying their confidence and loyalty by continuing to provide our customers with high-quality, high-value products, and our shareholders with the best possible returns on their investment.

Sincerely,



Richard Lau
Chairman and CEO

New Plant



Construction	Buildings	Total area (sq.ft)	Estimated time become operational / on operation
Phase I (Completed)	4 blocks of factory building	466,000	on operation
	1 block of Amenity Center	91,000	on operation
	1 block of dormitory	116,000	on operation
Phase II (Completed)	2 blocks of factory building	227,000	on operation
	1 block of dormitory	126,000	on operation
	1 block of dormitory	44,000	on operation
	1 block of dormitory	46,000	on operation
Phase III (Completed and in construction)	1 block of office building	133,000	April 2006
	1 block of factory building	293,000	April 2006
	1 block of factory building	84,000	April 2006
	1 block of dormitory (worker)	120,000	June 2005
Phase IV (To be Built)	2 blocks of factory building	Progress depends on financial situation and future operating results of the Company	
	2 blocks of dormitory		






By the end of the 2004 fiscal year, the first two phases of construction at Deswell's Dongguan plastic injection molding facility were complete, and production has been ongoing at the new premises over the past twelve months. Between them, phases I and II provided around 700,000 square feet of production space along with well over 420,000 square feet of dormitory and amenity facilities, all located on 1.3 million square feet of leased land. With phases I and II complete, the Company proceeded with Phase III of construction, which involves building a further 510,000 square feet of office and manufacturing space. Phase III also includes construction of an extra 120,000 square feet of dormitory facilities: these were completed in June 2005. The rest of the Phase III construction is on track for completion by the end of 2005, and production should begin in early 2006. Upon completion of Phase III, the Company will boast one of the most modern and best-equipped plastic injection molding facilities in the region, with a strategic location in the Pearl River Delta area that allows superb ease of distribution for its products around the world.

During the year under review, Deswell spent in the region of $5.6 million as part of its ongoing fit-out of the Dongguan plant with the latest equipment and machinery. In total, over the past three and a half years Deswell has invested around $40 million on plant construction, infrastructure development and investment in machinery and equipment to increase its plastic injection molding capacity. This investment has resulted in a sophisticated production center that testifies to the Company's confidence in the future of its core plastics operations. A further $10 to $12 million has been earmarked for fitting out Phase III of the Dongguan plant with new equipment and software. The Company's blueprint for the Dongguan plant also includes a final Phase IV, a further two blocks of factory buildings and two further dormitory facilities. This stage of development will be scheduled according to the Company's financial situation in the next few years.


mold
design




plastic
injection






injection
molding

Plastic Injection Molding


export
molds

Revenues from the plastics segment grew by a steady 12.4% over the year, as orders from new and existing customers continued to increase.

In the fiscal 2005, the Company faced substantial price increases in raw materials for its plastics, electronics and metallics segments along with considerable price pressure from customers. It is a tribute to its sound business strategies and prudent financial arrangements that at the end of the year it can report growth right across the board, including a 29% increase in revenues from operations, and smaller rises in operating income and net income. At the end of the year, Deswell continues its tradition of maintaining a strong financial position and avoiding long and short-term borrowings by continuing to finance major developments from its own resources.

Deswell's mold prices remain highly competitive in the global market due to the relatively lower cost of labor in China, and the Company's own cost control processes.

Alongside its business achievements over the year, Deswell has also continued to push forward successfully with the development of its Dongguan plastic injection molding facility. Construction of Phase III of the plant is now well underway, and its completion by the end of 2005 will mean the bulk of the projected facility has been commissioned and its production capacity significantly expanded. Major investment has continued in equipment and machinery, and new plans made for growth in areas such as the Export Mold Division. In an environment that has squeezed some competitors, Deswell has produced excellent results and consolidated its reputation for value and quality.


upgrading
equipment

Plastic Injection Molding

The core business operation of the Company, Deswell's plastic injection molding capacity continued to expand during the year as its new Dongguan plant became fully operational. For the year ended March 31, 2005, plastic injection molding accounted for 47.5% of Deswell's total sales (2004: 54.6%; 2003: 54.9%). This lower percentage by comparison with previous years reflects the strong growth of the Company's electronics and metallics segment rather than any drop in revenues from the plastics segment. In fact, revenues from the plastics segment grew by a steady 12.4% over the year, as orders from new and existing customers continued to increase. However, the plastics segment did have to cope with fluctuating oil prices across the year. As a result, resin prices rose in the year under review between 20% and 30%, leading to reduced profit margins within the plastics segment. This kind of price pressure cannot be easily passed on to customers in the short term, since Deswell typically fixes sales pricing in advance for at least 60% of its orders. The Company has however implemented tight cost controls across its plastics division to maximize efficiency and boost profitability.

Mold Design and Production

Deswell utilizes the latest in tooling software to create molds of great complexity in a wide range of different sizes. Its mold-making machines include advanced Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDM). As at March 31, 2005, the Company operated 29 EDMs, 30 CNC milling machines and 85 NC milling machines for use in the mold-making process.

Deswell's molds weigh between 220 and 12,000 pounds and cost from $3,000 to $500,000. In the year under review, the Company maintained an output level at between 70 and 100 different molds every month. Deswell's mold prices remain highly competitive in the global market due to the relatively lower cost of labor in China, and the Company's own cost control processes.

Export Molds

In the year under review, Deswell began preparing a new Export Mold Division for operation. This new division will exclusively manufacture large-scale molds, and these molds will not be used for producing plastic parts at Deswell's facilities but instead will be shipped directly to customers. The initial stages of setting up this business have involved sourcing and installing the relevant machinery, all of which was completed by April 2005. The Company expects the division to be fully operational and producing revenue by September 2005, and plans to market the new business aggressively to potential customers. It believes that the new division holds significant competitive advantages in the production of higher margin large-scale or high-precision molds, and has the scope to become a strong earner for the Company.

Plastic Injection

The Company's new Dongguan plant is now nearing full operation, with construction and interior build-out of Phase II largely completed in 2004-05 and construction of Phase III proceeding. Over the last two years the Company has brought various parts of the facility into operation and installed substantial amounts of new machinery and equipment, including a new clean room which has given Deswell the ability to manufacture highly sophisticated or sensitive plastic-injection products.

During the year ended March 31, 2005, the Company continued to expand its production capabilities at the Dongguan site, purchasing and installing approximately $2.9 million worth of machines and equipment which included:

- four sets of electric discharge machines;
- five sets of CNC milling machines;
- seven sets of NC milling machines;

- sixteen sets of Chen Hsong hydraulic injection machines with clamping force of between 128 and 268 tons;
- six sets of injection molding machines with clamping force of between 85 and 200 tons.

This new equipment replaced 10 sets of old injection machines and one electrical discharge machine.

The new equipment acquired over the year supplemented the equipment purchased the previous year, which cost some $6.2 million and included 102 sets of Chen Hsong hydraulic injection machines (from 55 to 218 ton clamping force); five sets of double-injection machines (200 ton clamping force); nine sets of Fanuc electric precision-injection machines (from 75 to 140 ton clamping force); four sets of Sumitomo high-speed precision-injection machines (from 75 to 100 ton clamping force); two sets of high-precision large Makino electrical discharge machines; two sets of high-precision Mitsubishi wire-cut machines; three sets of laser engraving machines; and one Niebling high pressure plastic forming machine.

In total, the Company is now operating 368 injection molding machines (from 50 to 1,600 ton clamping force), with most in the 80 to 100 ton range. Amongst these machines are 18 double-injection molding machines, which can simultaneously inject two different color plastics into a mold, and which are used for producing brand labels, key caps and buttons for telecommunications products. As few as 2% of plastic injection companies in China have the capability to manufacture double injection products, since the process requires substantial capital investment and specific technical expertise. Deswell's capabilities in this area thus give it a strong competitive advantage.

With Phases I and II of the new facility in place and operational, the Company has pressed ahead with the construction of Phase III. Upon completion of Phase II in April 2004, the Company's Dongguan plastics plant occupied over 693,000 square feet, and its plastic injection capacity had risen significantly. The Company plans to continue investment in this facility over the next year, with some $10 million earmarked for the construction of a further 510,000 square feet of office and manufacturing space, and another $10 to $12 million designated for the purchase of new machinery and equipment and upgraded software.

telephones

printed circuit board assemblies





studio-quality audio equipments



Electronic Products and Assemblies

The growth was particularly driven by Deswell's continued penetration of the high-end audio equipment market, a booming field in which the Company has clearly demonstrated its strengths.

Electronic Products and Assemblies

Deswell's electronics and metallics production has now been centralized at the Company's self-owned facilities in Cheung On, Dongguan. This site, formerly leased by Deswell, was purchased in April 2003 at a cost of just over $4 million and included 400,000 square feet of factory and dormitory buildings together with 240,000 square feet of land. Since this acquisition, Deswell has been able to enjoy annual rental savings in the region of $600,000.

Deswell's electronics business had a strong year in the fiscal 2005, and its growth (combined with that of the smaller metallics segment) amounted to an impressive 49.4% by comparison with the fiscal 2004. This growth was particularly driven by Deswell's continued penetration of the high-end audio equipment market, a booming field in which the Company has clearly demonstrated its strengths. Besides manufacturing studio-

The Company's comprehensive testing and checking procedures have proved their value in reducing defects to a bare minimum.

quality audio equipment, Deswell's electronics business continued to focus on producing key products such as telephones and telephone answering machines, computer peripherals including LAN (local area network) add-in cards, CD-ROM drives and sound cards, infrared remote controls and radar detectors. PCB assembly continues to be an important aspect of the electronics division's output as well.

The Company spent a lot of effort during the year on fostering and developing long-term relationships with electronics customers, believing that its competitive advantages in terms of quality and cost meant that customers and potential customers would recognize the benefits of long-term collaboration. To help counter increased raw materials prices (up around 5% over the year) which could not be passed on to customers, the Company implemented stringent cost controls that helped increase revenue and gross profit and saw this segment make a significantly stronger contribution to the Company's overall business. This area of operations accounted for 48.1% of the Company's total sales for the year ended March 31, 2005 (2004: 41.2%; 2003: 42.0%).

Metal Parts Manufacturing

Deswell's metal parts operation manufactures metallic molds and metal accessory parts for use in audio equipment, telephones, copying machines, racks for routers, pay-phones and automatic teller machines. This division contributes a small but steadily growing percentage of the Company's performance, with sales this year making up 4.4% of Deswell's total sales (2004: 4.2%; 2003: 3.1%).

Quality Control

Deswell has enjoyed another excellent year in terms of maintaining and improving on its product quality. Its ongoing investment in the latest injection molding machines has meant a continued low scrap rate together with high levels of productivity. Strict quality control procedures, including hourly checks on machines and molds, have helped the Company achieve consistently high levels of quality. In its electronics division the Company checks all incoming components, examines work in process at several points in the production process, and conducts quality assurance inspections before shipments.

The Company's comprehensive testing and checking procedures have proved their value in reducing defects to a bare minimum. Across the three years ended March 31, 2005, aggregate returns from all segments of Deswell's business operations have represented less than 3% of total net sales.

The Company has had ISO 9001 certification for both its plastic and electronic products manufacturing operations since 1995, and ISO 9002 certification for its metal manufacturing operation since 2000. In August 2003 and August 2004, the Company's plastic injection manufacturing plants in Shenzhen and Dongguan respectively obtained ISO 14001 certification, indicating that the Company's environmental management standards at these facilities meet established international standards. Deswell's electronics and metallics manufacturing plant is currently also in the process of seeking ISO 14001 certification.

During the year, the Company decided that, rather than continue the QS9000 certification procedure for its plastic injection molding manufacturing plant, it would instead pursue more comprehensive ISO/TS 16949 certification. ISO/TS 16949 is an ISO Technical Specification which aligns existing American (QS9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001-2000, ISO/TS 16949 specifies the quality system requirements for the design and development, production, installation and servicing of automotive-related products. ISO/TS 16949 has been accepted as equivalent to QS9000, VDA6.1, AVSQ, and EAQF. Although not replacing QS9000 certification, ISO/TS 16949 is an optional certification that does away with the need for multiple certifications, a particularly important consideration for manufacturers such as Deswell who supply automotive components across different global markets. The Company expects to achieve ISO/TS 16949 Certification by the end of 2005.

Raw Materials, Component Part and Suppliers

Within its plastics segment, the Company's chief raw material consists of various plastic resins which it obtains from a range of regional suppliers on the basis of price competitiveness. In the year under review, the price of resin increased globally by an average of between 20% and 30%, a rise which directly impacted on profits from the Company's plastics division. In the last financial year, the cost of plastic resin rose to average 58% of the cost of plastic products sold (2004: 50%; 2003: 53%), and as a percentage of the total cost of goods sold in the same year it averaged 24% (2004: 24%; 2003: 25%). The Company used over 13,573,000 pounds of plastic resin in the year ended March 31, 2005. Apart from this, the Company also purchases component parts and supplies for its electronics business, and small amounts of raw metal for manufacturing metallic molds and parts.

Customers and Marketing

The Company's well-established international customer base of OEMs and contract manufacturers are located in Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales as a percentage of total sales to customers by geographic area (based on customer shipping destinations) over the past three years are as follows:

Geographic areas


2003
2004
2005

		2003	2004	2005
China	◇	58.9%	51.6%	**44.8%**
United States	◇	28.5%	38.4%	**40.5%**
Europe	◇	8.2%	5.9%	**10.9%**
Hong Kong	◇	3.1%	2.3%	**0.8%**
Others	◇	1.3%	1.8%	**3.0%**
Total		100.0%	100.0%	**100%**

The figures show an ongoing increase in Deswell's sales to customers in the US and Europe. Its aggressive marketing strategy involves approaching potential customers directly and placing strong emphasis on Deswell's unique capabilities in providing high level manufacturing processes and flexible logistics services.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2005 are as follows:

	2003	2004	2005
Purchase of property, plant and equipment	$9,731,000	$19,862,000	**$17,003,000**
Proceeds from the sale of property, plant and equipment	127,000	430,000	**36,000**

Over the past year, principal capital expenditure has related to two major areas: ongoing construction of the new Dongguan plastic injection molding plant, and purchase of new plastic injection molding machinery.

Up to March 31, 2005, Deswell had spent an aggregate of around $22 million on the first, second and third phases of construction of its new plastic injection molding plant, while some $17 million was used to expand the Company's injection molding capacity by acquiring additional injection molding machinery. Deswell maintains good profitability and a strong cash position, and has been able to finance most of its capital expenditures from internally generated funds.

Financial Review

Year ended March 31, 2005, Compared to Year Ended March 31, 2004

Net Sales - The Company's net sales for the year ended March 31, 2005, were $125,590,000, an increase of $28,395,000 or 29.2% as compared to the year ended March 31, 2004. Sales to Digidesign Inc., Epson Precision (H.K.) Ltd., Line 6 Manufacturing and VTech Telecommunications Ltd., the Company's four largest customers during the year ended March 31, 2005, represented approximately 64.6% of net sales for the year.

The increase in sales resulted from an increase in sales from the plastics segment of $6,596,000 and an increase in sales from the electronics and metallics segment of $21,799,000. This represented an increase of 12.4% and 49.4% respectively by comparison with the respective net sales from these segments in the previous year.

The revenue increase in the plastics segment was mainly a result of increase in orders from existing and new customers of $5,461,000 and $1,135,000 respectively, compared with the corresponding period last year. The increase in net sales in the electronics and metallics segment was mainly due to an increase in orders from existing and new customers of $21,041,000 and $1,950,000 respectively, offsetting a net decrease in orders from former customers of $1,192,000 during the year ended March 31, 2005. The net increase resulted from a change in the customer mix during the period as compared with last year.

Gross Profit - The overall gross profit for the year ended March 31, 2005 was $33,518,000, representing an overall gross profit margin of 26.7%. This compares with the overall gross profit and gross profit margin of $31,090,000 or 32.0% for the year ended March 31, 2004.

Gross profit in the plastics segment decreased by $266,000, to $20,752,000 or 34.8% of net sales, for the fiscal year ended March 31, 2005, compared to $21,018,000 or 39.6% of net sales for fiscal 2004. This was mainly attributable to an average 20% to 30% increase in the cost of resin and an increase in net sales of relatively lower margin plastic injection assemblies over the fiscal year 2005, which offset the increase in net sales for the year.

Gross profit in the electronics & metallics segment increased by $2,694,000, to $12,766,000 or 19.4% of net sales, for the fiscal year ended March 31, 2005, and compared with $10,072,000 or 22.8% of net sales, for the fiscal year 2004. This was mainly attributable to a change in the sales mix and an increased demand for lower margin products over the year. There was also an increase in electronics material costs which could not be added to the selling price to customers. In addition, Deswell's electronic division was more proactive in the fiscal year 2005 in offering volume pricing for large orders than it was in fiscal 2004.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2005 were $15,759,000, amounting to 12.5% of total net sales, as compared to $14,718,000 or 15.1% of total net sales for the year ended March 31, 2004.

SG&A expenses in the plastics segment increased by $86,000 or 0.9%, to $9,890,000 or 16.6% of net sales for the year ended March 31, 2005, compared to $9,804,000 or 18.5% of net sales for fiscal 2004.

SG&A expenses in the electronics and metallics segment increased by $955,000 or 19.4%, to $5,869,000 or 8.9% of net sales, for the year ended March 31, 2005, compared to $4,914,000 or 11.1% of net sales for fiscal 2004. The increase was primarily related to the increase in salary expenses of $542,000, other general administration expenses of $350,000 and selling expenses of $218,000, offsetting a decrease in depreciation expenses of $159,000 during the year ended March 31, 2005.

Operating Income - Operating income was $17,759,000 for the year ended March 31, 2005, an increase of $1,387,000 or 8.5% compared with the previous year.

On a segment basis, the operating income of the plastics segment decreased by $352,000 to $10,862,000 or 18.2% of net sales in fiscal 2005, compared to $11,214,000 or 21.1% of net sales in fiscal 2004. The decrease in operating income was due to a decrease in gross profit together with an increase in SG&A expenses.

The operating income of the electronics and metallics segment increased $1,739,000 to $6,897,000 or 10.5% of net sales in fiscal 2005, compared to $5,158,000 or 11.7% of net sales in fiscal 2004. The increase in operating income is attributable to the increase in net sales and gross profit, despite the increase in SG&A expenses described above.

Other Income - Other income amounted to $342,000 for the year ended March 31, 2005, a decrease of $568,000 or 62.4% as compared with the previous year. On a segment basis, other income attributable to the plastics segment decreased by $397,000 to $105,000 in fiscal 2005. This decrease in other income was primarily attributable to a decrease in interest income of $103,000 and a decrease in net realized gain on disposal of investment securities of $533,000, which offset the decrease in loss on disposal of fixed assets of $269,000 during the year.

Other income attributable to the electronics and metallics segment decreased by $171,000 to $237,000 in fiscal 2005. This decrease in other income was primarily attributable to unrealized loss on revaluation of marketable securities of $53,000, a decrease in rental income of $102,000, a decrease in exchange gain of $92,000 and a decrease in compensation and rework charges of $209,000, which offset a realized gain on disposal of other investments of $295,000 during the year.

Income Taxes - Income tax expense was $576,000 for the year ended March 31, 2005, compared to $589,000 for the previous year.

On a segment basis, income taxes for the plastics segment decreased by $51,000 to $202,000 for the year ended March 31, 2005, whereas income tax expenses for the electronics and metallics segment increased by $38,000 to $374,000 for the year ended March 31, 2005. The decrease in the plastics segment was primarily due to an increase in net sales by a subsidiary that still benefited from a tax exemption holiday period during the year ended March 31, 2005, whereas the increase in the electronics and metallics segment was due to an increase in net sales during the fiscal year 2005 despite the tax exemption received since relocating trading operations to Macao in June 2004.

Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries, and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. In January 2005, the marketing subsidiary ceased operations and since then has been dormant. Despite the decrease in minority interest in Deswell's electronics and metallics segment, the dollar amount of minority interest increased to $2,330,000 for the year ended March 31, 2005, from $1,957,000 in the prior year, reflecting the fact that the electronics and metallics subsidiary generated greater net income in the quarter ended March 31, 2005 by comparison with the corresponding quarter in fiscal 2004.

Net Income - Net income was $15,183,000 for the year ended March 31, 2005, an increase of $463,000 or 3.6%, as compared to the year ended March 31, 2004, and net income as a percentage of net sales decreased to 12.1% from 15.1%.

Net income for the plastics segment decreased by 5.7% to $10,374,000 for fiscal 2005 compared to $10,996,000 for fiscal 2004. The decrease in net income of the plastic segment was mainly the result of a decrease in operating income and other income, offsetting the decrease in tax expenses described above.

Net income for the electronics and metallics segment increased $1,085,000 or 29.1% to $4,809,000 for fiscal 2005, compared to $3,724,000 for fiscal 2004. The increase in net income of the electronics and metallics segment was mainly the result of an increase in operating income offsetting the decrease in other income, an increase in income tax expenses and minority interest as described above.

Seasonality

The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2005 (in thousands):

	Year ended March 31,											
	2003				2004				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$23,305	$22,603	$25,272	$19,725	$26,075	$25,079	$24,784	$21,257	$28,788	$31,924	$36,185	$28,693
Gross profit	7,447	7,733	8,473	6,246	8,411	7,980	8,401	6,298	8,318	8,461	9,402	7,337
Operating income	3,532	3,665	4,583	2,765	4,646	4,511	4,403	2,812	4,812	4,499	4,837	3,611
Net income	3,691	3,672	3,787	(907)	4,354	4,121	3,535	2,710	3,995	3,628	4,207	3,353

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

Liquidity and Capital Resources

For the year ended March 31, 2005, net cash generated from operations totaled $16,425,000, including net income of $15,183,000 and depreciation and amortization of $4,970,000. Accounts receivable and inventories increased by $6,134,000 and $4,962,000, respectively, over levels at March 31, 2004, primarily as a result of increases in sales and a general increase in business activities. Accounts payable increased by $5,281,000 over levels at March 31, 2004, primarily because of an increase in materials purchases resulting from the increase in net sales. For the year ended March 31, 2005, net cash generated from operations totaled $15,225,000, including net income of $14,720,000 and depreciation and amortization of $4,402,000.

Net cash used in investing activities amounted to $16,967,000 and $14,078,000 for the years ended March 31, 2005 and 2004, respectively. Capital expenditures during these periods totaled $17,003,000 and $19,862,000, respectively. Acquisition of marketable securities during these periods were nil and $1,056,000, respectively. These were financed by cash generated from operations and proceeds from the sale of marketable securities of $6,410,000 during the year ended March 31, 2004. Capital expenditure primarily related to the construction of our new Dongguan manufacturing plant and acquisition of plant and machinery for the Company's production facilities in China.

Net cash used in financing activities for the years ended March 31, 2005 and 2004 was $1,578,000 and $5,354,000, respectively. Net cash used in financing activities during the year ended March 31, 2005 was primarily to fund the Company's dividend payments to its shareholders of $9,234,000, dividend payments to minority shareholders of subsidiaries of $756,000 netting off the proceeds of $9,092,000 from the exercise of stock options from directors and employees and an increase in restricted cash of $650,000. Net cash used in financing activities during the year ended March 31, 2004 was primarily to fund the Company's dividend payments to its shareholders of $8,569,000, dividend payments to minority shareholders of subsidiaries of $582,000 netting off the proceeds of $1,733,000 from the exercise of stock options from directors and employees and the release of restricted cash of $1,976,000.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the US dollar, interest rates on Hong Kong dollar borrowings are similar to US interest rates. The Hong Kong Prime Rate was increased from 5.0% to 5.25% during the year ended March 31, 2005.

At March 31, 2005, the Company had cash and cash equivalents of $28,073,000 and committed credit facilities of $8,078,000, of which none had been used. The Company also had restricted cash of $1,040,000 and leasehold land and buildings of $1,259,000, which were pledged as collateral for those credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with growth in the Company's business.

The Company had capital commitments for construction of its Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery of $4,018,000 as of March 31, 2005. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months.

A summary of Deswell's contractual obligations and commercial commitments as at March 31, 2005 is as follows:

	(In thousands) Year ending March 31,					
Contractual obligations	2006	2007	2008	2009	2010	2011 and thereafter
Long-term bank borrowing	$ –	$ –	$ –	$ –	$ –	$ –
Capital (finance) lease obligation	–	–	–	–	–	–
Operating lease payments	835	540	283	–	–	–
Capital expenditures	3,940	–	67	11	–	–
Purchase obligations	8,695	10	11	6	–	–
Other long-term liabiltities	–	–	–	–	–	–
Total	$ 13,470	$ 550	$ 361	$ 17	$ –	$ –

Five Year Financial Summary

(In thousands, except per share and percentage data)

Income Statement Data	Year ended March 31,				
	2001	2002	2003	2004	**2005**
Net sales	$ 80,847	$ 83,320	$ 90,905	$ 97,195	**$125,590**
Cost of sales	52,596	54,448	61,006	66,105	**92,072**
Gross profit	28,251	28,872	29,899	31,090	**33,518**
Selling, general and administrative expenses	15,414	14,939	15,354	14,718	**15,759**
Operating income	12,837	13,933	14,545	16,372	**17,759**
Interest expense	(6)	(26)	(6)	(16)	**(12)**
Other income, net	915	877	818	910	**342**
Income before income taxes	13,746	14,784	15,357	17,266	**18,089**
Income taxes	315	535	3,826	589	**576**
Income before minority interests	13,431	14,249	11,531	16,677	**17,513**
Minority interests	621	925	1,288	1,957	**2,330**
Net income	$12,810	$ 13,324	$ 10,243	$14,720	**$15,183**
Basic earnings per share (2)(3)	$1.06	$1.06	$0.79	$1.08	**$1.04**
Average number of shares outstanding–basic (2)(3)	12,096	12,605	13,008	13,664	**14,656**
Diluted earnings per share (3)	$1.05	$1.05	$0.77	$1.04	**$1.02**
Average number of shares outstanding–diluted (2)(3)	12,229	12,699	13,278	14,160	**14,933**
Statistical Data:					
Gross margin	34.9%	34.7%	32.9%	32.0%	**26.7%**
Operating margin	15.9%	16.7%	16.0%	16.8%	**14.1%**
Dividends per share (3)	$0.39	$0.57	$0.51	$0.63	**$0.65**

Balance Sheet Data	At March 31,				
	2001	2002	2003	2004	**2005**
Working capital	$47,356	$54,922	$ 58,223	$52,876	**$57,576**
Total assets	83,466	94,744	106,172	113,534	**136,976**
Long-term debt, less current portion	—	—	—	—	**—**
Total debt	—	482	—	—	**—**
Shareholders' equity	63,877	69,651	81,846	89,730	**104,767**

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars.

(2) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3) Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in July 2002 and March 2005 (see Note 11 of Notes to Consolidated Financial Statements).


27

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo & Company
Hong Kong, June 15, 2005

Financial Statements

Consolidated Balance Sheets

(U.S. dollars in thousands)

	March 31, 2004	March 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$30,193	$28,073
Restricted cash (note 6)	390	1,040
Marketable securities (note 3)	—	244
Accounts receivable, less allowances for doubtful amounts of nil and $28 at March 31, 2004 and 2005, respectively	18,957	25,091
Inventories (note 4)	16,174	21,136
Prepaid expenses and other current assets	2,952	4,761
Income taxes receivable (note 8)	127	20
Total current assets	68,793	80,365
Property, plant and equipment-net (notes 5 and 6)	44,261	56,133
Other investments	2	—
Goodwill	478	478
Total assets	$113,534	$136,976
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$11,168	$16,449
Accrued payroll and employee benefits	2,266	2,020
Customer deposits	759	868
Other accrued liabilities (note 7)	1,594	3,127
Income taxes payable	130	325
Total current liabilities	15,917	22,789
Deferred income taxes (note 8)	15	—
Commitments and contingencies (note 10)	—	—
Minority interests	7,872	9,420
Shareholders' equity:		
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2004 - 13,723,627; March 31, 2005 - 14,778,730 (note 11)	29,980	39,068
Additional paid-in capital	6,970	6,970
Retained earnings	52,780	58,729
Total shareholders' equity	89,730	104,767
Total liabilities and shareholders' equity	$113,534	$136,976

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(U.S. dollars in thousands, except per share data)

	Year ended March 31,		
	2003	2004	**2005**
Net sales	$90,905	$97,195	**$125,590**
Cost of sales	61,006	66,105	**92,072**
Gross profit	29,899	31,090	**33,518**
Selling, general and administrative expenses	15,354	14,718	**15,759**
Operating income	14,545	16,372	**17,759**
Interest expense	(6)	(16)	**(12)**
Other income, net	818	910	**342**
Income before income taxes and minority interests	15,357	17,266	**18,089**
Income taxes (note 8)	3,826	589	**576**
Income before minority interests	11,531	16,677	**17,513**
Minority interests	1,288	1,957	**2,330**
Net income	$10,243	$14,720	**$15,183**
Net income per share (note 2)			
Basic:			
Net income per share	$0.79	$1.08	**$1.04**
Weighted average common shares outstanding	13,008	13,664	**14,656**
Diluted:			
Net income per share	$0.77	$1.04	**$1.02**
Weighted average common and potential common shares	13,278	14,160	**14,933**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(U.S. dollars in thousands, except share and per share data)

	Common stock		Additional		
	Shares outstanding	Amount	paid-in capital	Retained earnings	Shareholders' equity
Balance at March 31, 2002	12,555,744	$19,608	$6,970	$43,073	$69,651
Exercise of stock options	612,750	4,217	—	—	4,217
Odd share redemption upon stock split	(62)	(1)	—	—	(1)
Issuance of common stock for acquisition of additional 20% interest in a subsidiary	377,820	4,423	—	—	4,423
Net income	—	—	—	10,243	10,243
Dividends ($0.51 per share)	—	—	—	(6,687)	(6,687)
Balance at March 31, 2003	13,546,252	28,247	6,970	46,629	81,846
Exercise of stock options	177,375	1,733	—	—	1,733
Net income	—	—	—	14,720	14,720
Dividends ($0.63 per share)	—	—	—	(8,569)	(8,569)
Balance at March 31, 2004	**13,723,627**	**29,980**	**6,970**	**52,780**	**89,730**
Exercise of stock options	**1,055,250**	**9,092**	**—**	**—**	**9,092**
Odd share redemption upon stock split	**(147)**	**(4)**	**—**	**—**	**(4)**
Net income	**—**	**—**	**—**	**15,183**	**15,183**
Dividends ($0.65 per share)	**—**	**—**	**—**	**(9,234)**	**(9,234)**
Balance at March 31, 2005	**14,778,730**	**$39,068**	**$6,970**	**$58,729**	**$104,767**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended March 31,		
	2003	2004	2005
Cash flows from operating activities			
Net income	$10,243	$14,720	$15,183
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,692	4,402	4,970
Loss on sale of property, plant and equipment	6	392	125
Realized gain on disposal of other investments	—	—	(295)
Net realized (gain) and unrealized holding loss on marketable securities	355	(533)	53
Minority interests	1,288	1,901	2,330
Deferred tax	—	—	(15)
Changes in operating assets and liabilities:			
Accounts receivable	161	(2,230)	(6,134)
Inventories	(1,559)	(1,390)	(4,962)
Prepaid expenses and other current assets	773	(304)	(1,809)
Income taxes receivable	105	196	107
Accounts payable	2,060	1,525	5,281
Accrued payroll and employee benefits	(565)	954	(246)
Customer deposits	(2,200)	265	109
Other accrued liabilities	702	(857)	1,533
Income taxes payable	3,781	(3,816)	195
Net cash provided by operating activities	19,842	15,225	16,425
Cash flows from investing activities			
Purchase of property, plant and equipment	(9,731)	(19,862)	(17,003)
Proceeds from sale of property, plant and equipment	127	430	36
Acquisition of marketable securities	(4,061)	(1,056)	—
Proceeds from sale of marketable securities	—	6,410	—
Acquisition of other investments	(2)	—	—
Net cash used in investing activities	(13,667)	(14,078)	(16,967)
Cash flows from financing activities			
Dividends paid	(6,687)	(8,569)	(9,234)
Dividends paid to minority shareholders of a subsidiary	(851)	(582)	(756)
Decrease in bank loans	(482)	—	—
Exercise of stock options	4,217	1,733	9,092
Odd shares redemption	(1)	—	(4)
(Increase) decrease in restricted cash	495	1,976	(650)
Contribution from (loan to) minority shareholders of subsidiaries	—	88	(26)
Net cash used in financing activities	(3,309)	(5,354)	(1,578)
Net (decrease) increase in cash and cash equivalents	2,866	(4,207)	(2,120)
Cash and cash equivalents, beginning of year	31,534	34,400	30,193
Cash and cash equivalents, end of year	$34,400	$30,193	$28,073
Supplementary disclosures of cash flow information:			
Cash paid (refunded) during the year for:			
Interest	$ 6	$ 16	$ 12
Income taxes	$ (60)	$ 4,210	$ 289
Supplementary disclosures of significant non-cash transactions:			
Issuance of common stock in connection with acquisition of additional 20% shareholding in a subsidiary	$ 4,423	$ —	$ —

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macau Special Administrative Region ("Macau") of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2005, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $59,998.

On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company.

2. Summary of Significant Accounting Policies

Principles of consolidation – The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill – The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets", which established new standards for goodwill acquired in a business combination, eliminates the


33

amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.

In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. The Company regularly conducted annual impairment evaluation and determined that there was no impairment in goodwill.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities – All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of investments sold is based on the average cost method and interest earned is included in other income.

Inventories – Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

Prepaid expenses and other current assets – Prepaid expenses and other current assets consist principally of rental deposits, prepaid expenses and other miscellaneous receivables.

Property, plant and equipment – Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 10 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements	the shorter of 5 years or the lease term

Valuation of long-lived assets – The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition – The Company recognizes revenue at the time the title is passed to customers upon shipment and when collectibility is reasonably assured.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

2. **Summary of Significant Accounting Policies (continued)**

Comprehensive income – The comprehensive income of the Company for the years ended March 31, 2003, 2004 and 2005 was represented by the net income of the respective years.

Shipping and handling cost – Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2003, 2004 and 2005, shipping and handling costs expensed to selling expenses were $653, $989 and $549, respectively.

Income taxes – Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Foreign currency translation – The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, the exchange rate of which has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983, and U.S. dollars. There is, however, no assurance that this rate will continue indefinitely.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

Aggregate net foreign currency transaction gains (losses) included in income were $503, $(52) and $(111) for the years ended March 31, 2003, 2004 and 2005, respectively.

On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company's subsidiaries, into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2003, 2004 and 2005 were HK$7.75 to US$1.00.

Post-retirement and post-employment benefits - The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

Stock-based compensation – SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies which have stock-based awards to employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure.

The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2003	2004	**2005**
Net income:			
As reported	$10,243	$14,720	**$15,183**
Pro forma	10,243	11,525	**15,183**
Stock-based employee compensation cost, net of tax	$ —	$ 3,195	**$ —**
Basic net income per share:			
As reported	$0.79	$1.08	**$1.04**
Pro forma	0.79	0.85	**1.04**
Diluted net income per share:			
As reported	$0.77	$1.04	**$1.02**
Pro forma	0.77	0.81	**1.02**

The fair value of options granted in the year ended March 31, 2004 was estimated to be approximately $3.55 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2003	2004	**2005**
Risk-free interest rate - weighted average	n/a	3.93%	**n/a**
Expected life of options - weighted average	n/a	10 years	**n/a**
Expected volatility	n/a	34.78%	**n/a**
Expected dividend yield	n/a	4.60%	**n/a**

Net income per share – Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies (continued)

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2003	2004	**2005**
Net income	$10,243	$14,720	**$15,183**
Basic net income per share	$0.79	$1.08	**$1.04**
Basic weighted average common shares outstanding	13,008	13,664	**14,656**
Effect of dilutive securities - Options	270	496	**277**
Diluted weighted average common and potential common shares outstanding	13,278	14,160	**14,933**
Diluted net income per share	$0.77	$1.04	**$1.02**

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent changes in accounting standards – In December 2004, the Financial Accounting Statements Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation", SFAS No. 123(R) supersedes APB Opinion No.25, "Accounting for Stock Issued to Employees and amends SFAS No.95, "Statement of Cash Flows". Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective from the beginning of the first annual reporting period after June 15, 2005, which is the fiscal year ending March 31, 2007 for the Company. The Company is currently assessing the impact of this statement on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which would be our second quarter of fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial position or results of operations.

In November 2004, the FASB issued SFAS Statement No. 151, "Inventory Costs," an amendment of the Accounting Research Bulletin (ARB) No. 43, Chapter 4. Under FASB Statement No. 151, all abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidation financial statements, results of operations, or cash flows.

In October 2004, the FASB issued FASB Staff Position (FSP) No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Job Creation Act of 2004, which provides a tax deduction of up to nine percent (when fully phased in) of the lesser of (a) "qualified production activities income" or taxable income (after the deduction for the utilization of any net operating loss carry forwards). The adoption of this pronouncement is not expected to have a material impact on the Company's consolidation financial statements, results of operations, or cash flows.

In November 2003, the EITF issued EITF No. 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128," which provides for a two-class method of calculating earnings per share computations that relate to certain securities that would be considered to be participating in conjunction with certain common stock rights. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidation financial statements, results of operations, or cash flows.

3. **Marketable Securities**

The Company acquired equity securities listed in Hong Kong.

	March 31,	
	2004	**2005**
Cost	$ –	**$ 297**
Market value	$ –	**$ 244**

Unrealized loss for the years ended March 31, 2003, 2004 and 2005 were $355, $nil and $53, respectively.

Net proceeds from sale of marketable securities for the year ended March 31, 2003, 2004 and 2005 were $nil, $6,410 and $nil, and realized gains from sale of marketable securities for the year ended March 31, 2003, 2004 and 2005 were $nil, $533 and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

4. Inventories

Inventories by major categories are summarized as follows:

	March 31,	
	2004	2005
Raw materials	$7,832	$8,329
Work in progress	4,467	8,088
Finished goods	3,875	4,719
	$16,174	$21,136

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	March 31,	
	2004	2005
At cost:		
Land and buildings	$ 18,178	$24,638
Plant and machinery	25,097	31,386
Furniture, fixtures and equipment	13,515	17,701
Motor vehicles	2,213	2,367
Leasehold improvements	4,615	4,939
Total	63,618	81,031
Less: accumulated depreciation and amortization	(25,702)	(30,088)
Construction in progress	6,345	5,190
Net book value	$44,261	$56,133

Cost of land and buildings consist of the following:

	2004	2005
Leasehold land and buildings (a)	$1,482	$1,482
Land use right of state-owned land and buildings erected thereon (b)	9,684	16,144
Long term leased land and buildings erected thereon (c)	4,186	4,186
Other buildings (d)	2,826	2,826
	$18,178	$24,638

(a) Leasehold land and buildings are located in Hong Kong with lease terms of 50 years expiring in 2047.

(b) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2005, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d) Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.

6. Credit facilities and pledged assets

The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2004 and 2005 these facilities totalled $10,118, and $8,078, respectively. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2004 and 2005, cash of $390 and $1,040, respectively, and leasehold land and buildings of net book value $1,288 and $1,259, respectively, have been pledged as collaterals for the above facilities. As of March 31, 2004 and 2005, the Company has not borrowed against these lines.

7. Other Accrued liabilities

Other accrued liabilities consist of the following:

	March 31,	
	2004	**2005**
Value added tax payable	$ 306	**$972**
Accrued expenses	419	**1,323**
Commission expenses	57	**138**
Others	812	**694**
	$1,594	**$3,127**

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

8. Income Taxes

The components of income before income taxes and minority interests are as follows:

	Year ended March 31,		
	2003	2004	**2005**
Hong Kong	$5	$216	**$80**
China and others	15,352	17,050	**18,009**
	$15,357	$17,266	**$18,089**

Hong Kong

The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax on its taxable income arising in or derived from Hong Kong.

China

Enterprise income tax in China is generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an "Export-oriented Enterprise" by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2002, 2003 and 2004.

Dongguan Kwan Hong Electronics Company Limited ("Dongguan Kwan Hong") (a subsidiary of the Company) has been approved as a "High-tech Enterprise" by the local tax authority and enjoyed a lower tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption for the calendar years ended December 2002, 2003 and 2004.

Jetcrown Industrial (Dongguan) Limited (a subsidiary of the Company) has commenced its first tax exemption year for the calendar year ended December 31, 2004.

Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries in proportion to the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities.

During the years ended March 31, 2003, 2004 and 2005, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $323, $nil and $nil, respectively.

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $611, $1,811 and $719 and the basic net income per share would have been lower by $0.05, $0.13 and $0.05 for the years ended March 31, 2003, 2004 and 2005 respectively, and diluted net income per share for the years ended March 31, 2003, 2004 and 2005 would have been lower by $0.05, $0.13 and $0.05, respectively.

Others

Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2003	2004	**2005**
Current tax			
-Hong Kong	$3,674	$132	**$51**
-China	152	457	**540**
Deferred tax	—	—	**(15)**
	$3,826	$589	**$576**

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

8. Income Taxes (continued)

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in Hong Kong or China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2003	2004	**2005**
Provision for income taxes at statutory tax rate in			
- Hong Kong	$2,457	$ —	**$ —**
- China	—	4,661	**4,884**
Effect of different tax rate in various jurisdictions	(238)	(210)	**(219)**
Tax holidays and concessions	(733)	(1,811)	**(666)**
Effect of income for which no income tax is payable	(1,047)	(1,977)	**(3,459)**
Increase (decrease) in valuation allowances	(310)	—	**—**
Under (over) provision of income tax in previous year	78	(22)	**34**
Additional assessments for previous years (a)	3,532	—	**—**
Others	87	(52)	**2**
Effective tax	$3,826	$589	**$576**

(a) The Company has made a settlement with Hong Kong Inland Revenue Department (IRD) regarding a disagreement on whether taxes should be assessed on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, management believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to make a proposal for settlement with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. An amount of $3,532 has been charged to the consolidated income statement for the year ended March 31, 2003.

The components of deferred income tax are as follows:

	March 31,	
	2004	**2005**
Deferred tax asset:		
Net operating loss carryforwards	$ –	$ –
Less: Valuation allowances	–	–
	–	–
Deferred tax liability:		
Property, plant and equipment	(15)	–
Net deferred tax liability	$ (15)	$ –

9. Subsequent Event

On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company.

10. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $1,917, $1,507 and $981 for the years ended March 31, 2003, 2004 and 2005, respectively.

At March 31, 2005, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31	
2006	$835
2007	540
2008	283
Total minimum lease payments	$1,658

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

10. Commitments and Contingencies (continued)

At March 31, 2005, the Company had capital commitments for plant and machinery totalling $952 which is expected to be disbursed during the year ending March 31, 2006.

The Company has contracted with some building contractors to construct the Company's new factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $30,307. At March 31, 2005, a total of $27,252 has been paid on the project and are recorded in property, plant and equipment.

11. Shareholders' Equity

On July 8, 2002, the Company completed a three-for-two stock split. In conjunction with this stock split, the authorized share capital has been increased from 20,000,000 to 30,000,000 common shares. The par value of common stock has been changed to nil at the same time. No fractional shares were issued and 62 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

12. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $260, $272 and $310 for the years ended March 31, 2003, 2004 and 2005, respectively. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of $3 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2003, 2004 and 2005 amounted to $63, $31 and $2, respectively.

13. Stock Option Plan

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1998, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. At March 31, 2005, options to purchase an aggregate of 3,586,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,					
	2003		2004		**2005**	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	**Number of stock options**	**Weighted average exercise price**
Outstanding at beginning of the year	1,614,375	$7.30	1,001,625	$7.55	**1,724,250**	**$10.74**
Granted during the year	—	—	900,000	14.10	**—**	**—**
Exercised during the year	(612,750)	6.88	(177,375)	9.77	**(1,055,250)**	**8.61**
Outstanding and exercisable at the end of the year	1,001,625	$7.55	1,724,250	$10.74	**669,000**	**$14.10**
Range of exercise price per share	$7.55		$7.55 to $14.10			**$14.10**

There were nil options forfeited or expired for the years ended March 31, 2003, 2004 and 2005. The weighted average remaining contractual life of the share options outstanding at March 31, 2005 was 8.50 years. At March 31, 2003, 2004 and 2005, there were nil options available for future grant under the plans respectively.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

14. Operating Risk

Concentrations of Credit Risk and Major Customers – A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2003, 2004 and 2005 are as follows:

	Percentage of net sales Year ended March 31,		
	2003	2004	**2005**
Digidesign, Inc.	13.5%	17.8%	**19.1%**
Epson Precision (H.K.) Limited	22.3%	15.4%	**18.5%**
Line 6 Manufacturing	n/a	*	**14.9%**
VTech Telecommunications Limited	11.6%	17.6%	**12.1%**
Inter-Tel Incorporated	13.0%	10.3%	*
Kyocera Mita Industrial Co. (H.K.) Limited	10.9%	*	*

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2004 and 2005, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2004	**2005**
Largest receivable balances	58.3%	**53.7%**



The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There were bad debt expense of $nil, $nil and $28 during the years ended March 31, 2003 and 2004 and 2005 respectively. There was no provision for bad debts at the beginning and end of the three years ended March 31, 2003, 2004 and 2005.

Country risk – The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

15. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

16. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2003, 2004 and 2005 are as follows:

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

16. Segment Information (continued)

	Year ended March 31,								
	2003			2004			2005		
	Net sales	Intersegment sales	Profit (loss)	Net sales	Intersegment sales	Profit (loss)	Net sales	Intersegment sales	Profit (loss)
Segment:									
Injection molded plastic parts	$50,975	$1,068	$12,687	$54,745	$ 1,699	$11,717	$61,519	$1,877	$10,967
Electronic products	38,221	8	3,313	40,083	3	5,378	60,472	—	6,660
Metallic parts	5,542	2,757	(643)	6,185	2,116	171	8,200	2,724	462
Segment total	$94,738	$3,833	$15,357	$101,013	$3,818	$17,266	$130,191	$4,601	$18,089
Reconciliation to consolidated totals:									
Sales eliminations	(3,833)	(3,833)	—	(3,818)	(3,818)	—	(4,601)	(4,601)	—
Goodwill amortization not allocated to segment	—	—	—	—	—	—	—	—	—
Consolidated totals:									
Net sales	$90,905	$ —		$97,195	$ —		$125,590	$ —	
Income before income taxes and minority interests			$15,357			$17,266			$18,089

	Year ended March 31,					
	2003		2004		2005	
	Interest income	Interest expenses	Interest income	Interest expenses	Interest income	Interest expenses
Segment:						
Injection molded plastic parts	$396	$ —	$230	$ —	$128	$—
Electronic products	26	6	17	16	13	12
Metallic parts	4	—	—	—	—	—
Consolidated total	$426	$6	$247	$16	$141	$12

	Year ended March 31,								
	2003			2004			2005		
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:									
Injection molded plastic parts	$80,335	$8,868	$3,082	$83,391	$14,285	$2,992	$94,707	$15,232	$3,550
Electronic products	26,400	532	1,190	29,182	5,162	949	36,072	1,479	968
Metallic parts	4,563	331	420	5,083	414	460	8,628	292	452
Segment totals	$111,298	$9,731	$4,692	$117,656	$19,861	$4,401	$139,407	$17,003	$4,970
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(5,604)	—	—	(4,600)	—	—	(2,909)	—	—
Goodwill not allocated to segments	478	—	—	478	—	—	478	—	—
Consolidated totals	$106,172	$9,731	$4,692	$113,534	$19,861	$4,401	$136,976	$17,003	$4,970

The Company's sales are coordinated through the Hong Kong or Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,		
	2003	2004	**2005**
Net sales			
China	$53,503	$50,095	**$56,311**
United States of America	25,949	37,359	**50,837**
Hong Kong	2,838	2,186	**1,001**
Europe	7,435	5,778	**13,733**
Others	1,180	1,777	**3,708**
Total net sales	$90,905	$97,195	**$125,590**

The location of the Company's identifiable assets is as follows:

	March 31,		
	2003	2004	**2005**
Hong Kong and Macau	$58,579	$43,660	**$49,626**
China	47,115	69,396	**86,872**
Total identifiable assets	$105,694	$113,056	**$136,498**
Goodwill	478	478	**478**
Total assets	$106,172	$113,534	**$136,976**

Directors and Management

Directors

RICHARD LAU
Chairman and Chief Executive Officer

C. P. LI
Executive Director
and Chief Financial Officer

C. W. LEUNG
Executive Director

ALLEN Y. C. CHAM
Non-executive Director
and Chairman of Audit Committee

H. H. LEUNG
Non-executive Director
and member of Audit Committee

W. K. HUI
Non-executive Director
and member of Audit Committee

Management

S. K. LEE
Director of Administration and Marketing
(Electronic & Metallic Operations)

M. C. TAM
Director of Engineering and Manufacturing
(Electronic & Metallic Operations)

MICHAEL YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

WILLIAM SONG
Director of Marketing
(Plastic Operations)

ELIZA PANG
Financial Controller

Investors' Information

Registered Office

Deswell Industries, Inc.
H.W.R. Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

Corporate Website

http://www.deswell.com

Corporate office

Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322096
Fax: (853) 323265

Macao Subsidiaries Office

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322096
Fax: (853) 323265

Kwanasia Electronics (Macao Commercial Offshore) Limited
6B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322737
Fax: (853) 323196
http://www.kwanasia.com

PRC Factories

Jetcrown Industrial (Shenzhen) Limited
Block A-H, Wing Village Industrial Estate
Shekou, Shenzhen, China
Tel: (86) 755-669-7120
Fax: (86) 755-669-7119

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houji Town, Dongguan, China
Tel: (86) 769-582-0406
Fax: (86) 769-582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-553-7201
Fax: (86) 769-553-9301

Shareholders' Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m. on September 19, 2005 At La Tache, Wynn Resort Las Vegas, 3131 Las Vegas Blvd. South, Las Vegas, Nevada 89109, U.S.A.

Stock Listing

The common shares of Deswell Industries, Inc., are traded on the Nasdaq National Market System under the stock symbol "DSWL".

Transfer Agent and Registrar

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, CA 91204-2991, U.S.A.
Tel: (818) 502-1404
Fax: (818) 502-0674

Investor Relations Consultant

The Investor Relations Group
11 Stone Street, 3rd Floor
New York, NY 10004, U.S.A.
Tel: (212) 825-3210
Fax: (212) 825-3229
Email: jnesbett@investorrelationsgroup.com

SEC Counsel

Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Boulevard
Los Angeles, California, U.S.A.

Auditors

BDO MaCabe Lo & Company
Hong Kong

Principal Banks

The Hongkong and Shanghai Banking Corporation Limited